UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-42579

Lianhe Sowell International Group Ltd

(Translation of registrant’s name into English)

RM1502, Sannuo Smart Building,

No. 3388 Binhai Ave, Binhai Community,

Nanshan District, Shenzhen, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

Lianhe Sowell International Group Ltd, a Cayman Islands exempted company, is furnishing this Form 6-K to provide six-month interim financial statements for the six months ended September 30, 2025.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Financial results for the six months ended September 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lianhe Sowell International Group Ltd.

Date: March 27, 2026	By:	/s/ Yue Zhu
Yue Zhu
Chief Executive Officer

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